SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYERS' ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM REGISTRATION No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY FOURTH EXTRAORDINARY
SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba, State of Paraná.

2. DATE AND TIME: November 30, 2012, at 2:30 p.m.

3. CALL NOTICE: The call notice was published in the Official Gazette of the State of Paraná and in the Gazeta do Povo newspaper on November 6, 7 and 8, 2012.

4. QUORUM: shareholders representing sixty-seven, eighty-one hundredths percent (67.81%) of voting capital.

5. PRESIDING BOARD: JULIO CESAR ZEM CARDOZO - Chairman; MAURICIO SCHULMAN -Chairman of the Board of Directors; DENISE TEIXEIRA GOMES - Secretary.

6. AGENDA: To resolve on the renewal of power generation and transmission concessions provided for in Executive Order 579/2012.

7. RESOLUTIONS:

I. by a majority of votes, to renew the Public Electricity Transmission Service Concession Agreement No. 060/2001 - ANEEL, signed by the Brazilian government and Copel Geração e Transmissão S.A., valid for 30 years as of January 1, 2013; and

II. by a majority of votes, not to renew Concession Agreement No. 45/1999 - ANEEL, signed by the Brazilian government and Copel Geração e Transmissão S.A., to generate power for public electricity distribution service concessionaires in the National Interconnected System (SIN), regarding the concessions of Chopim I, Gov. Pedro Viriato Parigot de Souza, Mourão I and Rio dos Patos.

8. SIGNATURES: JULIO CESAR ZEM CARDOZO - Representative of the State of Paraná and Chairman of the Meeting; MAURICIO SCHULMAN - Chairman of Copel’s Board of Directors; LINDOLFO ZIMMER -Executive Secretary of the Board of Directors and Chief Executive Officer of the Company; PEDRO LUIZ CERIZE - PEDRO LUIZ CERIZE; SKOPOS BRK FUND LLC; SKOPOS CARDEAL FUNDO DE INVESTIMENTO EM AÇÕES; SKOPOS CAURE FUNDO DE INVESTIMENTO EM AÇÕES; SKOPOS FUND, LLC; SKOPOS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; GEORGE WASHINGTON T. MARCELINO - NORGES BANK; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; SUNSUPER POOLED SUPERANNUATION TRUST; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; LUCILA PRAZERES DA SILVA - CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; GREEN FUND, LCC; GREEN II FUND LLC; MARCO AURÉLIO ROGERI ARMELIN - CLUBE DE INVESTIMENTO DEC; AMIGOS DA EMBRAER FIA; EMPYREO FUNDO DE INVESTIMENTO EM AÇÕES; INTRA EMPYREO FIA; LONG BRASIL AÇÕES - FUNDO DE INVESTIMENTO; WARM FUNDO DE INVESTIMENTO EM AÇÕES; LEANDRO JOSÉ GRASSMANN and DENISE TEIXEIRA GOMES - Secretary.
The full version of the Minutes of the 184th Extraordinary Shareholders Meeting was drawn up on pages 087 of Book no. 10 of Companhia Paranaense de Energia - COPEL, registered at the Paraná State Trade Registry under no. 08/167840-1 on July 16, 2008.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 3, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.